                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended June 30, 2001
                                   -------------------------------------------------

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ____________________ to _____________________

Commission file number 1-12541
                       -------

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

     LaGRANGE FOUNDRY, INC. 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ATCHISON CASTING CORPORATION
     400 South Fourth Street
     Atchison, Kansas  66002

La Grange Foundry Inc.
401(k) Savings
and Defined
Contribution Plan

Financial Statements as of and for the Years
Ended June 30, 2001 and 2000, Supplemental
Schedules as of and for the Year Ended June 30,
2001, and Independent Auditors' Report

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------

                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                                                 2

   Statements of Changes in Net Assets Available for Benefits                                                      3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2001:

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions                                            9

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                      10
      at the End of Year

Note:  Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
La Grange Foundry Inc.
   401(k) Savings and Defined Contribution Plan
LaGrange, Missouri

We have audited the accompanying statements of net assets available for benefits of the La Grange Foundry Inc. 401(k) Savings and Defined Contribution Plan (the
"Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the
United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the
Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2001, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
December 27, 2001

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
---------------------------------------------------------------------------------------------

ASSETS                                                       2001        2000

INVESTMENTS:
  Mutual funds                                            $2,078,150   $2,309,027
  Guaranteed interest account                                 41,577       19,179
                                                          ----------  -----------

            Total investments                              2,119,727    2,328,206

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                   5,470       40,039
  Participants'                                               16,967       18,417
                                                          ----------  -----------

            Total contributions receivable                    22,437       58,456
                                                          ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $2,142,164   $2,386,662
                                                          ==========   ==========

See notes to financial statements.

                                      -2-

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2001 AND 2000
----------------------------------------------------------------------------------------------------------------------------

                                                            2001           2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                       $    20,197    $    18,124
    Net depreciation in fair value of investments         (286,752)       202,338
                                                       -----------    -----------

            Net investment (loss) income                  (266,555)       220,462
                                                       -----------    -----------

  Contributions:
    Employer, net of forfeitures                            30,056         40,039
    Participant                                            172,670        221,347
    Rollover                                                   315
                                                       -----------    -----------

            Total contributions                            203,041        261,386
                                                       -----------    -----------

            Total additions                                (63,514)       481,848
                                                       -----------    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Benefits paid to participants                            180,984        253,501
                                                       -----------    -----------

TRANSFER TO ATCHISON CASTING CORPORATION 401(k) PLAN                     (312,286)
                                                       -----------    -----------

NET DECREASE                                              (244,498)       (83,939)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      2,386,662      2,470,601
                                                       -----------    -----------

  End of year                                          $ 2,142,164    $ 2,386,662
                                                       ===========    ===========

See notes to financial statements.

                                      -3-

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2001 AND 2000
-------------------------------------------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the LaGrange Foundry Inc. 401(k) Savings and
      Defined Contribution Plan (the "Plan") provides only general information.
      Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan sponsored by La Grange
      Foundry Inc. (the "Company" or "Plan Sponsor"). Prudential Investments
      ("Prudential") serves as the Plan's custodian. An individual employed by the Plan Sponsor serves as trustee (the "Trustee") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security
      Act of 1974 ("ERISA").

      The Plan was amended July 1, 1999 to exclude all non-collective bargaining unit employees. As such, the salaried participants' account balances of
      $312,286 were transferred from the Plan to the Atchison Casting
      Corporation 401(k) Plan (the "401(k) Plan") on May 1, 2000, as reflected in the financial statements of the Plan. Subsequent to the transfer of assets to the 401(k) Plan, all contributions of non-collective bargaining unit employees were submitted to the 401(k) Plan.

      Eligibility and Participation - Employees are eligible to participate in the Plan after working 90 days immediately following their first day of employment.

      Contributions - Plan participants may contribute a portion of their pre-tax base compensation, subject to certain Internal Revenue Code
      ("IRC") limitations. The Company makes non-elective contributions equal to
      7% of the Company's net profit, defined as earnings before interest and taxes. Effective November 1, 2000, the Company makes non-elective contributions equal to 12% of the Company's monthly earnings before interest and taxes.

      Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of service. A participant is 100%
      vested after five years of credited service or upon retirement at age 65.

      Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

                                      -4-

       During 2001 and 2000, the investment options were as follows:

        o        Fidelity Advisor Equity Growth Fund
        o        Fidelity Advisor Growth Opportunities Fund
        o        Fidelity Advisor Equity Income Fund
        o        Fidelity Advisor Strategic Opportunities Fund
        o        Oppenheimer Global Fund
        o        Prudential Government Income Fund
        o        MFS Massachusetts Investors Trust
        o        Prudential Stock Index Fund
        o        Prudential Government Securities Trust-Money Market Series
        o        Van Kampen Emerging Growth Fund
        o        Prudential High Yield Fund
        o        The Prudential Insurance Company of America Guaranteed Interest Account
        o        Prudential Small Company Value Fund
        o        AIM Balanced Fund
        o        Franklin Convertible Securities Fund
        o        Prudential Utility Fund
        o        Prudential Europe Growth Fund
        o        Prudential Total Return Bond Fund A
        o        Prudential Jennison Growth Fund
        o        MFS Massachusetts Investors Growth Stock Fund
        o        Atchison Casting Corporation Stock
        o        Prudential Value Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - The Plan does not permit loans to
     participants or beneficiaries.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of
     employment by a participant who is not fully vested in the Plan. At June
     30, 2001 and June 30, 2000 forfeited nonvested accounts totaled $32,152 and
     $26,417, respectively. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce the Company nonelective contribution for the plan year immediately following the plan year in which the forfeiture occurs. In 2001 employer contributions were reduced by $10,835 and in 2000, forfeited nonvested accounts were not utilized.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan document. No expenses were paid by the Plan in 2001 or 2000.

                                      -5-

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared on the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United
     States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     The Plan invests in mutual funds that hold various securities including
     U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     Investment Valuation and Income Recognition - The Plan's
     investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
     See Note 3 regarding the valuation of the guaranteed interest contract.

     Payment of Benefits - Benefit payments are recorded when
     paid.

     Reclassifications - Certain prior year balances have been
     reclassified to conform with current year presentation.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan follows the provisions of Statement of Position ("SOP") 94-4,
     "Reporting of Investment Contracts Held by Health and Welfare Benefit
     Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is deemed to be fully benefit responsive. The contract for this
     Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2001 and 2000. The average yield for the years ended June 30, 2001 and 2000 are 4.85% and 5.98%, respectively.
     The crediting interest rate as of June 30, 2001 and 2000 is 4.35% and
     6.30%, respectively. The crediting interest rate is reset upon the maturity of the contract.

                                      -6-

4.    INVESTMENTS

      The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30,
      2001 and 2000:

                                                                            2001
                                                      ---------------------------------------------
                                                                        Value Per
                                                       Shares             Share               Fair
                                                      (Rounded)         (Rounded)            Value

Fidelity Advisor Equity Growth Fund                    11,953            $53.61            $640,775
Fidelity Advisor Growth Opportunities Fund             10,998             31.00             340,949
Fidelity Advisor Equity Income Fund                    10,740             25.37             272,477
Fidelity Advisor Strategic Opportunities Fund           8,402             29.07             244,248

                                                                            2000
                                                      ---------------------------------------------
                                                                         Value Per
                                                        Shares             Share               Fair
                                                       (Rounded)         (Rounded)            Value

Fidelity Advisor Equity Growth Fund                     11,694            $74.55            $871,802
Fidelity Advisor Growth Opportunities Fund              10,152             44.49             451,664
Fidelity Advisor Equity Income Fund                      9,299             24.75             230,152
Fidelity Advisor Strategic Opportunities Fund            8,992             23.08             207,543

      During 2001 and 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(286,752) and $202,338, respectively.

5.    PARTY-IN-INTEREST

      Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian of the
      Plan and, therefore, these transactions qualify as party-in-interest.

6.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

                                      -7-

8.    NONEXEMPT TRANSACTIONS

      During the years ended June 30, 2001 and 2000, employee deferrals of
      $15,630 and $127,703, respectively, were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor
      (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor. These were prohibited transactions according to the provisions of the DOL.

9.    SUBSEQUENT EVENT

      Subsequent to June 30, 2001, the domestic and international capital markets have experienced significant volatility with respect to certain investments and, as a result, Plan management believes that there has been significant fluctuations in the values of the Plan's investments.

10.   MANAGEMENT PLANS

      The financial statements and supplemental schedules have been prepared assuming that the Plan will continue as a going concern. Atchison Casting
      Corporation (the "Parent"), the parent company of the Plan Sponsor has incurred losses in operations, has a deficiency in working capital and is not in compliance with certain terms of its debt agreements. Should the
      Parent not be able to continue as a going concern, the Plan may not be able to operate as an ongoing plan.

      Management of the Parent has taken steps in an effort to improve operating performance and continues to pursue new or revised debt arrangements.
      Management believes, however, that certain of the existing loan arrangements will need to be revised or replaced to provide the Parent with additional borrowing capacity and with financial covenants within such arrangements that are achievable by the Parent. Management has recently extended and modified their credit agreements through June 30,
      2002 and continues to pursue a long-term credit facility.

                                     ******

                                      -8-

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2001
-------------------------------------------------------------------------------------------------------------------------------------------------------------

          (a)                  (b)                       (c)                    (d)       (e)      (f)         (g)         (h)         (i)           (j)
                         Relationship of     Description of Transactions                                                                          Net Gain/
                          Plan, Employer    Including Maturity Date, Rate                                   Expenses                               (Loss)
      Identity of            or Other      of Interest, Collateral, Par or   Purchase   Selling   Lease   Incurred with  Cost of  Current Value    on Each
     Party Involved     Party-in-Interest           Maturity Value             Price     Price    Rental   Transaction    Asset     of Asset     Transaction

La Grange Foundry Inc.     Plan Sponsor       Employee contributions not
                                              timely remitted to the Trust   $15,630*                                   $ 15,630   $ 15,630            0

*This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

                                      -9-

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
     AT THE END OF YEAR
JUNE 30, 2001
--------------------------------------------------------------------------------------------------------------------

(a)                 (b)                                              (c)                          (d)
                                                                 Description of Investment
                                                                 Including Maturity Date,
       Identity of Issue, Borrower,                              Rate of Interest, Collateral,  Current
          Lessor or Similar Party                                 Par or Maturity Value          Value

     Fidelity Advisor Equity Growth Fund                         Mutual Fund                 $ 640,775
                                                                 (11,953 shares)

     Fidelity Advisor Growth Opportunities Fund                  Mutual Fund                   340,949
                                                                 (10,998 shares)

     Fidelity Advisor Equity Income Fund                         Mutual Fund                   272,477
                                                                 (10,740 shares)

     Fidelity Advisor Strategic Opportunties Fund                Mutual Fund                   244,248
                                                                 (8,402 shares)

     MFS Massachusetts Investors Trust Fund                      Mutual Fund                   104,035
                                                                 (5,845 shares)

 *   Prudential Government Income Fund                           Mutual Fund                    84,775
                                                                 (9,667 shares)

 *   Prudential Stock Index Fund Z                               Mutual Fund                    83,797
                                                                 (3,058 shares)

     Oppenheimer Global Fund A                                   Mutual Fund                    79,602
                                                                 (1,635 shares)

 *   Prudential Government Securities Trust -                    Mutual Fund                    59,185
      Money Market Series                                        (59,185 shares)

     Van Kampen Emerging Growth                                  Mutual Fund                    44,549
                                                                 (911 shares)

 *   Prudential Insurance Company of America                     Guaranteed Interest Account    41,577

 *   Prudential Small Company Fund A                             Mutual Fund                    28,004
                                                                 (1,817 shares)

 *   Prudential High Yield Fund A                                Mutual Fund                    27,978
                                                                 (4,694 shares)

 *   Prudential Jennison Growth Fund A                           Mutual Fund                    23,938
                                                                 (1,533 shares)

     AIM Balanced Fund A                                         Mutual Fund                    22,865
                                                                 (826 shares)

     Franklin Convertible Securities Fund                        Mutual Fund                    10,295
                                                                 (700 shares)

 *   Prudential Utility Fund A                                   Mutual Fund                     7,425
                                                                 (620 shares)

     MFS Massachusetts Investors Growth Fund                     Mutual Fund                     1,785
                                                                 (125 shares)

 *   Prudential Total Return Bond Fund A                         Mutual Fund                       790
                                                                 (62 shares)

 *   Prudential Europe Growth Fund A                             Mutual Fund                       533
                                                                 (40 shares)

 *   Prudential Value Fund A                                     Mutual Fund                      145
                                                                 (8 shares)

                                                                                          $ 2,119,727
                                                                                          ============

* Represents a party-in-interest to the Plan.

                                      -10-

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         LAGRANGE FOUNDRY, INC.
                                         401(k) SAVINGS AND DEFINED
                                         CONTRIBUTION PLAN

Date January 11, 2002                    By:  Atchison Casting Corporation,
     ----------------                         the parent of LaGrange Foundry, Inc.,
                                              its Administrator

                                         By:  /s/ Kevin T. McDermed
                                              -------------------------------------
                                              Kevin T. McDermed
                                              Vice President, Chief Financial Officer,
                                              Treasurer and Secretary

                                  EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

23                Consent of Deloitte & Touche LLP